Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Suspending Production at Cigar Lake Mine

Saskatoon, Saskatchewan, Canada, March 23, 2020    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it is temporarily suspending production at its Cigar Lake uranium mine in northern Saskatchewan and placing the facility in safe care and maintenance mode due to the threat posed by the Coronavirus (COVID-19) pandemic. There are no confirmed cases of COVID-19 among Cameco’s workforce at the present time.

The operation will be ramped down over the coming days and placed into care and maintenance for four weeks. During this time, Cameco will assess the status of the situation and determine whether to restart the mine or extend the care and maintenance period.

Cigar Lake ore is processed at Orano Canada Inc.’s McClean Lake mill, also located in northern Saskatchewan. The decision to suspend production at Cameco’s Cigar Lake mine was made in conjunction with Orano to suspend production at their McClean Lake mill. As of March 21, 2020, total packaged production from these operations for 2020 was about 4 million pounds U3O8 (100% basis, Cameco’s share 50%).

“We are in unprecedented and challenging times,” said Cameco President and CEO Tim Gitzel. “In the face of great uncertainty, our first priority is to protect the health and well-being of our employees, their families and their communities. Our leadership team took a measured approach and weighed many factors in assessing the situation both globally and locally to make this decision, which takes into account the specific and unique circumstances at Cigar Lake, a remote, isolated fly-in/fly-out northern Saskatchewan operation.”

“We are all in this together,” said Orano Canada Inc. President and CEO Jim Corman. “Our operations work in tandem, and our communities are all interconnected. This is a difficult time for many, and we understand the concerns we are hearing. McClean Lake will safely be put into care and maintenance within the next few days and we will continue to assess the situation, always keeping health and safety at the forefront.”

The precautions and restrictions enacted by the federal and provincial governments, the significant degree of concern among leaders in remote isolated communities of northern Saskatchewan, and the increased challenges of maintaining the recommended physical distancing at fly-in/fly-out sites were critical factors Cameco considered in reaching this decision. As with other remote northern operations that are currently in care and maintenance, having a substantially reduced workforce on site will enable improved physical distancing and enhanced safety precautions.

At full production, there are typically around 300 highly skilled people working across the Cigar Lake operation at any given time, the majority being residents of Saskatchewan’s north. When the production suspension is fully implemented, a workforce of about 35 people at a time will remain on site to keep the facility in safe care and maintenance.

Cameco will be in full consultation with public health authorities to help develop the logistical plan to safely move workers at Cigar Lake off site and back to their home communities.

We are also closely monitoring the operations in Cameco’s Fuel Services Division in Ontario, and will continue to operate them for as long as it remains safe to do so in order to continue a reliable supply of fuel.

“We have the tools we need to deal with the current uncertain environment,” Gitzel said. “We have a deliberate strategy to build long-term value and have been executing it in a disciplined fashion on three fronts – operational, marketing and financial. As a result, our balance sheet is strong, and we are well-positioned to self-manage risk. We will work with our customers to help meet their delivery needs and enable them to continue to provide the 24-hour nuclear power their governments and communities will need to rely on to run hospitals, care facilities, clinics and communities during this time of extraordinary uncertainty.”

This unplanned event may lead to variability in the 2020 outlook we provided in our Annual MD&A, however, it is too soon to quantify what that impact might be. We will continue to assess the rapidly evolving situation, and we will provide an update when we can better understand what the implications for this year’s outlook might be.

The Cigar Lake operation is owned by Cameco (50.025%), Orano Canada Inc. (37.1%), Idemitsu Canada Resources Ltd. (7.875%) and TEPCO Resources Inc. (5.0%) and is operated by Cameco.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include our expectation that the Cigar Lake operation will be ramped down over the coming days and placed into care and maintenance for an initial minimum four week period, the expectation that the McClean Lake mill will safely be put into care and maintenance within the next few days, our intention to continue the operations of Cameco’s Fuel Services Division in Ontario for as long as it remains safe to do so, our assessment that Cameco is equipped to deal with the current uncertain environment and is well positioned to self-manage risk, our intention to work with our customers to meet their delivery needs for the continued provision of nuclear power, our expectation that the workforce reduction at Cigar Lake will enable improved physical distancing and enhanced safety precautions, our ability to move workers off site safely and in consultation with public health authorities, the potential for variability in our 2020 outlook and our expectations regarding updating our 2020 outlook.

Material risks that could lead to different results include: the possibility that the ramp down of the Cigar Lake operation or McClean Lake mill may take longer than expected or that the operations may need to remain in care and maintenance for an extended period for any reason, including regulatory compliance or delays in the resumption of Cigar Lake production or processing operations at the McClean Lake mill; the possibility that we may not be able to continue operating Cameco’s Fuel Services Division in Ontario due to safety, regulatory or other concerns arising as a result of COVID-19; the possibility that we may be unable to manage the current uncertain environment resulting from COVID-19 and its related risks successfully, including the risk of significant disruption to our workforce, required supplies or services, ability to transport uranium, or our delivery schedule; the risk of safety incidents that may occur during the transition process; the risk that the impact of COVID-19, including the suspension of production at Cigar Lake and any suspension of the operations of Cameco’s Fuel Services Division in Ontario that may be required, will have a materially adverse impact on our 2020 outlook and the possibility that we may face significant delays in restarting the mine, or that there may be significant delays in restarting operations at the McClean Lake mill, or that we may be unable to assess and report on the full extent of the impact of those developments in a timely manner.

In presenting this forward-looking information, we have made assumptions which may prove incorrect, including assumptions regarding our ability to resume production at Cigar Lake and Orano’s ability to resume processing at their McClean Lake mill after the period of suspension; our assumptions about regulatory approvals and compliance; our assumption that we will manage the impact of COVID-19 on our operations, including Cameco’s Fuel Services Division in Ontario, successfully and without significant disruption to our workforce, required supplies or services, ability to transport uranium or delivery schedule; our assumptions regarding our ability and Orano’s ability to complete the transition process safely; and our assumption that we will be able to assess, quantify and provide an update regarding any implications of those developments on our 2020 outlook in a timely manner.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Qualified Person

The above scientific and technical information relating to the Cigar Lake uranium mining operation was approved by Lloyd Rowson, general manager, Cigar Lake, Cameco.

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Investor inquiries:	Rachelle Girard	306-956-6403

Media inquiries:	Jeff Hryhoriw	306-385-5221